

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2015

Via E-mail
Phillip Goldstein
Bulldog Investors, LLC
Park 80 West
250 Pehle Avenue, Suite 708
Saddle Brook, NJ 07663

>   **Re: Hill International, Inc.**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed May 26, 2015 by Bulldog Investors, LLC**
>   **File No. 001-33961**

Dear Mr. Goldstein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

The Solicitation

1.   We reissue prior comments 11 and 12. Please provide all the information required by Item 5(b)(1)(iv)-(vi) of Schedule 14A for each participant, including Bulldog Investors, LLC, each nominee, and Opportunity Partners, L.P.

2.   We reissue prior comment 13. Disclosure indicates that persons affiliated with or employed by you may assist in the solicitation of proxies. Please disclose the information required by Item 4(b)(2) of Schedule 14A.

3.   Disclosure indicates that a proxy solicitation firm may assist in the solicitation of proxies. Please disclose the information required by Item 4(b)(3) of Schedule 14A.

Please contact me at (202) 551-3589 or Christina Chalk, Senior Special Counsel, at (202) 551-3263 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions